FORM 11-K

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan and
First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN and
2004 EMPLOYEE STOCK PURCHASE PLAN

Financial Statements

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST FINANCIAL HOLDINGS, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN AND
2004 EMPLOYEE STOCK PURCHASE PLAN

Financial Statements

December 31, 2005 and 2004

Index

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Financial Condition as of December 31, 2005 and 2004	2

Statements of Operations and Changes in Plan Equity for the years ended December 31,
2005, 2004, and 2003	3

Notes to Financial Statements	4

Consent of Independent Registered Public Accounting Firm	7

Signature	8

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Financial Holdings, Inc.:

1994 Employee Stock Purchase Plan and 2004 Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan and First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan (the 2004 Plan) as of December 31, 2005 and 2004, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As furthered discussed in Notes 2 and 6 to the financial statements, the Board of Directors of First Financial Holdings, Inc., voted on November 22, 2005 to terminate the 2004 Plan. In accordance with accounting principles generally accepted in the United States of America, the 2004 Plan has changed its basis for accounting from the ongoing plan basis used in presenting the 2004 financial statements to the liquidation basis used in presenting the 2005 financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan and First Financial Holdings, Inc. 2004 Employee Stock Purchase Plans at December 31, 2005 and 2004, and the results of its operations for each of the years in the three-year period ended December 31, 2005, in conformity with US generally accepted accounting principles.

Raleigh, North Carolina
March 3, 2006

FIRST FINANCIAL HOLDINGS, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN
2004 EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition

December 31, 2005 and 2004

	2005	2004

Assets:
Cash and cash equivalents	$85,236	96,881

Liabilities and plan equity:
Liabilities:
Due to plan sponsor	$83,250	95,457
Other liabilities	370	--
Plan equity	1,616	1,424

	$85,236	96,881

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN
2004 EMPLOYEE STOCK PURCHASE PLAN

Statements of Operations and Changes in Plan Equity

Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003

Contributions:
Contributions from employees	$362,297	331,941	272,772

Withdrawals:
Common stock distributions to participants	355,970	326,890	268,525
Withdrawals by participants from plan	6,135	4,712	4,143

Net increase in plan equity	192	339	104

Plan equity at beginning of year	1,424	1,085	981

Plan equity at end of year	$1,616	1,424	1,085

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC. 1994 EMPLOYEE STOCK PURCHASE PLAN AND 2004 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
December 31, 2005 and 2004
  Description of Plan

  The following brief description of First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan (the 2004 Plan) and First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan (the 1994 Plan) (the Plans) is provided for general informational purposes only. Participants should refer to the Plan Agreements for a more complete description of the Plans' provisions.

    General

    On July 28, 1994, the Board of Directors of First Financial Holdings, Inc. (the Corporation), approved the establishment of the 1994 Plan to provide the eligible employees of the Corporation and its designated Subsidiaries an opportunity to purchase common stock of the Corporation through accumulated payroll deductions at a discounted price of 90% of the fair market value. At the annual meeting in January 1995, the stockholders of the Corporation approved the 1994 Plan.

    In May 1999, the Board of Directors approved the extension of the 1994 Plan for an additional five years, to July 27, 2004.

    On September 25, 2003 the Board of Directors of the Corporation adopted the 2004 Plan, which was ratified on January 29, 2004, by the shareholders of the Corporation, and which took effect upon expiration of the 1994 Plan on July 27, 2004.

    Participation in Plan

    The Plan is a defined contribution employee stock purchase plan sponsored by the Corporation. An employee who has been continuously employed by the Corporation for at least six consecutive months, who is employed by the Corporation on a given enrollment date and who is scheduled to work at least 1,000 hours as an employee during each calendar year shall be eligible to participate in the Plan for the offering period commencing with such enrollment date (the first day of each offering period). An offering period is a period of approximately three months, beginning on the first trading day on or after January 1, April 1, July 1, and October 1 of each year and terminating on the last trading day on or before the end of the period. There were 114 and 110 participants in the Plan as of December 31, 2005 and 2004, respectively.

    Contributions

    Employees may contribute to the Plan through payroll deductions. Eligible employees may elect to have payroll deductions made on each payday during an offering period in an amount not exceeding ten percent of their gross compensation.

    Plan Administration

    During the years ended December 31, 2005 and 2004, the Corporation absorbed all costs of the Plans administration.

FIRST FINANCIAL HOLDINGS, INC. 1994 EMPLOYEE STOCK PURCHASE PLAN AND 2004 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
December 31, 2005 and 2004
    Income Tax Status

    It is the intention of the Corporation to have the Plans qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended. Accordingly, a provision for income taxes for the Plan is not required. Participants of the Plans are encouraged to consult their own tax advisors concerning their tax status under the Plans. All income tax expenses for the Plans are paid by the sponsor.

  Summary of Significant Accounting Policies

  Basis of Presentation

  The accompanying financial statements have been prepared on the accrual basis and present the assets and liabilities using fair values, which approximate their carrying value. The Plans have changed the basis for accounting from the ongoing plan basis used in presenting the 2004 financial statements to the liquidation basis used in presenting the 2005 financial statements.

  Grant and Exercise of an Option

  On the enrollment date of each offering period, each eligible employee participating in the Plan will be granted an option to purchase, on each exercise date of such offering period, a certain number of shares of the Corporation's common stock. The number of shares is determined by dividing the employee's applicable payroll deductions accumulated prior to the exercise date and retained in the participant's account as of the exercise date by the applicable purchase price. The purchase price is an amount equal to 90% of the fair market value of a share of common stock on the enrollment date or on the exercise date, whichever is lower.

  Unless a participant withdraws from the Plan, his or her option will be automatically exercised on the exercise date, and the maximum number of full shares subject to option shall be purchased for the participant at the applicable purchase price with the accumulated payroll deductions in his or her account. No fractional shares will be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share shall be retained in the participant's account and applied toward the purchase of shares in a subsequent offering period.

  Withdrawal or Termination of Employment

  A participant may withdraw all, but not less than all, of the applicable payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by giving written notice to the Corporation.

  When a participant ceases to be an employee for any reason, the participant's option will be automatically terminated. Upon termination of a participant's employment relationship, the payroll deductions credited to the participant's account during the offering period but not yet used to exercise the option will be returned to such participant or, in the case of his or her death, to the designated beneficiary.

FIRST FINANCIAL HOLDINGS, INC. 1994 EMPLOYEE STOCK PURCHASE PLAN AND 2004 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
December 31, 2005 and 2004
  Related Party Transactions

  The 2004 Plan purchased 13,654 and 6,669 shares of First Financial Holdings, Inc. common stock in 2005 and 2004, respectively, on behalf of the participants in the 2004 Plan. In 2004 the 1994 Plan purchased 5,569 shares, on behalf of the participants in the 1994 Plan. The 1994 Plan expired during 2004 (and thus purchased no shares during 2005).

  Cash contributions of participants are held at First Federal Savings and Loan Association of Charleston, a wholly owned subsidiary of the Corporation.

  Plan Termination

  On November 22, 2005 the Board of Directors of First Financial Holdings, Inc., upon the recommendation of the Compensation and Benefits Committee, approved the termination of the 2004 Plan effective with the quarter commencing January 1, 2006.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Financial Holdings, Inc.
1994 Employee Stock Purchase Plan
2004 Employee Stock Purchase Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of First Financial Holdings, Inc. relating to the First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan (File no. 333-119289) of our report dated March 3, 2006, relating to the statements of financial condition of the First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan and First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan as of December 31, 2005 and 2004, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan and First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan.

Raleigh, North Carolina
March 27, 2006

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
2004 Employee Stock Purchase Plan

Date: March 28, 2006	By:	/s/ Susan E. Baham

Susan E. Baham
Executive Vice President
Chief Financial Officer
Duly Authorized Representative